SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No. 35.300.368.941

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Ambev S.A., in connection with the Notice to Shareholders dated April 28, 2014, hereby publicly informs that, on May 29, 2014, the term for the Company’s shareholders to subscribe up to 21,919,490 new common shares, at the issuance price of R$ 16.09 per share, as a result of the resolution approved at the General Shareholders’ Meeting held on April 28, 2014, has ended.

The unsubscribed shares will be distributed among the shareholders that requested the reservation of unsubscribed shares in the corresponding subscription bulletin, in the proportion of 4.6617537% for shares of the amounts subscribed and paid for by them. For subscription and payment of the corresponding unsubscribed shares, shareholders must fill out the respective subscription bulletin  at any branch of Banco Bradesco S.A., on June 11, 12 and 13, 2014, bearing his/her original identification document and CPF and, upon subscription, carry out the payment for such shares in full, in local currency.

As previously disclosed, after the abovementioned period, the Company may partially acknowledge and ratify the subscription of shares of the capital increase, given the payment and subscription of the minimum amount of the capital increase, approved by the shareholders, equal to R$218,277,229.62.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, June 11, 2014.

Nelson José Jamel

Investor Relations’ Officer

Ambev S.A.

The preemptive rights referred to in this notice and any shares of Ambev S.A. issued as a result of the exercise of such rights have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered, sold, pledged or otherwise transferred unless they are registered, or exempt from, or not subject to, registration under the Securities Act.  The information herein does not constitute an offer of securities, and we are not soliciting offers to buy securities, in the United States. This document has been published by Ambev S.A. in Brazil in compliance with Brazilian reporting requirements and has been furnished to the Securities and Exchange Commission in accordance with the reporting requirements of the Securities Exchange Act of 1934.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer